Mail Stop 6010   July 28, 2008

Edward M. Rudnic, Ph.D.
President and Chief Executive Officer
MiddleBrook Pharmaceuticals, Inc.
20425 Seneca Meadows Parkway
Germantown, MD 20876

Re: MiddleBrook Pharmaceuticals, Inc.
**   Preliminary Proxy Statement on Schedule 14A, Filed July 16, 2008**
**   File No. 0-50414**

Dear Dr. Rudnic:

        We have completed our review of your proxy statement and have no further comments at this time. Please contact Song Brandon at (202) 551-3621 with any questions.

                                        Sincerely,

                                        Jeffrey Riedler
                                        Assistant Director